news release

Zi Corporation Announces License of eZiText to ROSE Telecom Co. in Korea

Zi Technology to Reach Millions of Users in Developing Countries

CALGARY, AB, December 11, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed an agreement with ROSE Telecom Co., Ltd. in Korea to pre-integrate its eZiText® software onto CDMA and GSM/GPRS handsets. The integration of Zi Corporation's predictive text technology is designed to address the texting needs of the fast-growing Indian marketplace and will be available in first quarter 2007.

ROSE Telecom Co., Ltd. is headquartered in Seoul, Korea and develops and manufactures CDMA and GSM/GPRS handsets and telecommunications equipment. ROSE Telecom has recently signed an agreement to supply 5.5 million CDMA handsets to India, with planned imminent deployment into the Middle East, Indonesia, and China. The company is explicitly focused on the ultra low-cost cell phone market to bring the latest technology to developing nations.

Milos Djokovic, President and CEO of Zi Corporation said: "This agreement reaffirms the key role that Zi Corporation's technology has established in the global marketplace and in particular Asia. Manufacturers are under intense pressure to deliver differentiated handsets with increasing levels of functionality at low cost. We are excited about the opportunity to help ROSE Telecom deploy technology quickly and cost effectively."

MC Kim, President of ROSE Telecom Co., Ltd. said: "Our aim is to supply ultra low cost handsets to users who may not normally have access to the latest mobile technology. We are looking at cutting the cost of handsets without losing the quality, with the aim of diminishing the gap of digital divide between developed and underdeveloped nations. We are pleased to be working with Zi Corporation, as we can now incorporate the latest predictive text software onto our devices."

About ROSE Telecom Co., Ltd

ROSE Telecom Co., Ltd. was founded in November 2005. For more information please visit www.rosetelecom.com.

About eZiText

Zi Corporation's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. eZiText is available in and supports 58 unique language databases.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, and eZiText are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby
+44 (0) 115 9486901
brian@gbcspr.com

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For Rose Telecom:

Business Development Division
Michelle Yeon Ju Park
+82(2)-539-7701
fresia@rosetelecom.com

Intelligent Interface Solutions